Item 26. Exhibit h. i. g. 3.

NETWORKING AGREEMENT

MATRIX LEVEL 0 TRUST PROCESSING

This NETWORKING Agreement, made this 16th day of June, 2020, by and between THE VANGUARD GROUP, INC. (“Vanguard”), with its principal place of business in Pennsylvania, and MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (the “Firm”), with its principal place of business in Springfield, Massachusetts.

WITNESSETH:

WHEREAS, Vanguard provides services as transfer agent, dividend disbursement agent, and shareholder servicing agent for the open-end, management investment companies registered under the Investment Company Act of 1940, as amended, that are included in The Vanguard Group of investment companies, as well as Vanguard STAR Funds and Vanguard Institutional Index Fund (referred to herein individually as a “Vanguard Fund” or collectively as the “Vanguard Funds”);

WHEREAS, the Firm engages in the purchase and sale of shares of the Vanguard Funds on behalf of its clients, and the Firm, certain introducing brokers or other correspondents of the Firm (“Correspondents”) and/or clients of the Firm or the Correspondents are shareholders of the Vanguard Funds (“Shareholders”);

WHEREAS, Vanguard and the Firm are members of the National Securities Clearing Corporation (“NSCC”);

WHEREAS, the Firm desires to transmit and receive Shareholder data with respect to certain Shareholder accounts to Vanguard through the NSCC’s NETWORKING system (“NETWORKING”), all in accordance with the rules and regulations established by the NSCC and the terms and conditions of this Agreement;

WHEREAS, Vanguard and the Firm are parties to a Defined Contribution Clearance & Settlement VVIF Only Agreement dated as of June 16, 2020 (the “DCC&S VVIF Agreement”), pursuant to which the Firm receives orders from its clients for the purchase, redemption and exchange of shares of Vanguard Funds, transmits such orders to Vanguard through the NSCC’s Fund/SERV system (“Fund/SERV”) and settles such orders through the NSCC;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.       Agreement. The Firm hereby agrees to transmit to Vanguard, and Vanguard hereby agrees to accept from the Firm, electronically through NETWORKING system, without supporting documentation from the Shareholder of record, instructions in good form relating to Shareholder accounts opened or maintained pursuant to NETWORKING (“NETWORKING Accounts”), upon the terms and conditions set forth herein. The Firm agrees to furnish Vanguard with such information as Vanguard may reasonably request from time to time in order for Vanguard to verify the Firm’s compliance with the terms of this Agreement. The parties agree that all NETWORKING Accounts maintained hereunder shall be maintained as Matrix Level 0 Trust Processing accounts only and that Shareholder accounts in Vanguard Funds which are not Fund/SERV-eligible may not be opened or maintained as NETWORKING Accounts. In addition to the specific requirements set forth in this Agreement, the establishment of new NETWORKING Accounts must comply with all applicable requirements contained in Attachment “A” to the Fund/SERV

Agreement. Any transmission or instruction from the Firm to Vanguard relating to any NETWORKING Account which indicates a Matrix Level other than Matrix Level 0 Trust Processing shall be rejected by Vanguard. The Firm agrees to comply with all duties and responsibilities assigned to it under Matrix Level 0 Trust Processing as set out by the NSCC and in this Agreement, or as otherwise agreed to in writing signed by the parties.

2.       Obligations of Vanguard.

(a)       Performance of Duties. Vanguard shall perform any and all duties, functions, procedures and responsibilities assigned to it pursuant to Matrix Level 0 Trust Processing and as otherwise established by the NSCC from time to time. Vanguard shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and otherwise to comply with the terms of this Agreement. Vanguard shall conduct each of the foregoing activities in a businesslike and competent manner and in compliance with (i) all applicable laws, rules and regulations, including NSCC rules and procedures relating to NETWORKING and (ii) the then-current prospectuses and statements of additional information of the Vanguard Funds.

(b)       Accuracy of Information; Transmissions Through and Access to NETWORKING. Any information provided by Vanguard to the Firm through NETWORKING and pursuant to this Agreement shall be accurate, complete and, if through NETWORKING, in the format prescribed by the NSCC. Vanguard shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions though NETWORKING and to limit access to, and the inputting of data into, NETWORKING to persons specifically authorized by Vanguard. In the event the NETWORKING system rejects any transmission by Vanguard to the Firm, if the entire file is rejected, Vanguard will resend the file, and if an individual record in the file is rejected, Vanguard will provide the relevant information to the Firm manually.

(c)       Transactions Received through NETWORKING. Vanguard shall not honor or process any transaction or instruction transmitted to Vanguard via NETWORKING and relating to the NETWORKING Accounts of the Firm which is transmitted by any party other than the Firm.

(d)       Confirmation of Transactions.

(i)       Vanguard shall transmit to the Firm via the NETWORKING system confirmation of all transactions and instructions transmitted by the Firm to Vanguard through NETWORKING. Vanguard shall not be responsible for transmitting such confirmations to any other party, unless requested pursuant to Section 3(b)(iii)(2) or Section 3(b)(iv)(2) of this Agreement.

(ii)       Vanguard shall not generate and transmit to the Firm through NETWORKING any Activity records that will cause Activity Settlement.

(e)       Tax Statements. Vanguard shall provide to the Firm in a timely manner the information regarding the Vanguard Funds to be included in Shareholder tax statements for the period during which each NETWORKING Account was maintained under Matrix Level 0 Trust Processing at any time during a taxable year.

3.       Obligations of the Firm.

(a)       General.

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(i)        Performance of Duties. The Firm shall perform any and all duties, functions, procedures and responsibilities assigned to it pursuant to Matrix Level 0 Trust Processing and as otherwise established by the NSCC from time to time. The Firm, or the Firm’s Correspondents on behalf of the Firm, shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and otherwise to comply with the terms of this Agreement. The Firm shall conduct each of the foregoing activities in a businesslike and competent manner and in compliance with (1) all applicable laws, rules and regulations, including NSCC rules and procedures relating to NETWORKING, and, if the Firm is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the FINRA Rules of Fair Practice and (2) the then-current prospectuses and statements of additional information of the Vanguard Funds.

(ii)       Accuracy of Information; Transmissions Through and Access to NETWORKING. Any information provided by the Firm to Vanguard through NETWORKING and pursuant to this Agreement shall be accurate, complete and, if through NETWORKING, in the format prescribed by the NSCC. All instructions, communications and actions by the Firm regarding each NETWORKING Account shall be true and correct and will have been duly authorized by the Shareholder. The Firm, or the Firm’s Correspondents on behalf of the Firm, shall maintain adequate documentation to verify the relevant information regarding each NETWORKING Account. The Firm shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions though NETWORKING and to limit access to, and the inputting of data into, NETWORKING to persons specifically authorized by the Firm.

(iii)      Firm’s Financial Condition. The transmission by the Firm of any instruction, communication or action through NETWORKING shall constitute a representation that there has been no material adverse change in the Firm’s financial condition that would affect the Firm’s ability to perform its duties and obligations pursuant to NETWORKING or this Agreement.

(iv)     Acceptance of Electronic Confirmations of NETWORKING Transactions. The Firm agrees to accept confirmation from Vanguard via the NETWORKING system of all transactions and instructions transmitted by the Firm to Vanguard through NETWORKING, and that no paper confirmation of any such transaction or instruction shall be required, except as requested pursuant to Section 3(b)(iii)(2) or Section 3(b)(iv)(2) of this Agreement.

(v)       Transaction Volume Limitation. The Firm shall provide Vanguard with at least 24 hours’ advance notice of the Firm’s intent to transmit 5,000 or more transactions to Vanguard via NETWORKING on any one day. Vanguard will use its best efforts to process all transactions for which such notice is provided on the day such transactions are received, but the Firm acknowledges that Vanguard cannot guarantee the processing of all such transactions on the day received.

(b)       Specific Matrix Level Duties of the Firm.

(i)       NETWORKING Accounts. For each NETWORKING Account, the Firm, or the Firm’s Correspondents on behalf of the Firm, shall provide the Vanguard Funds and Vanguard with all information necessary or appropriate to establish and maintain each NETWORKING Account (and any subsequent changes to such information) which the Firm hereby certifies, to the best of the knowledge of the Firm or the Firm’s Correspondents, is and shall remain true and correct.

(ii)       Identification Number Preference. Not later than the date of execution of this Agreement, the Firm shall select either the Firm Identification Number (“FIN”) or the appropriate Vanguard account number as the means by which Vanguard and the Firm will communicate NETWORKING transactions and accounts with each other. If the Firm elects to use the FIN as its

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identifying number, any new account (whether opened manually or by means of a NETWORKING or Fund/SERV transmission) and any account maintenance transaction requesting that a previously non-NETWORKING account be converted to a NETWORKING Matrix Level 0 Trust Processing account, in either case that does not include the FIN, will be rejected by Vanguard.

(iii)      New Account Registration.

(1)       The Firm agrees to provide for each new NETWORKING Account: (A) a name and address; (B) the taxpayer identification number; (C) the state or country code (if different from address of record); and (D) any other information required or provided under the Firm’s account registration submission, including, but not limited to, election of options such as pre-authorized checks and drafts, automated clearing house (“ACH”) transactions, check-writing redemption and systematic withdrawal plans (in each case if available); provided, however, that implementation of the foregoing options will be handled manually rather than through NETWORKING, as additional documentation may be required in connection therewith; and provided further, that systematic withdrawal plan payments may only be effected by check or ACH, and not by a cash payment to the Firm. Vanguard will disregard any withholding information provided by the Firm with respect to any NETWORKING Account. Vanguard will accept tax identification numbers via a NETWORKING new account record without supporting documentation from the Firm, but the Firm is responsible for obtaining and maintaining a written certification of each such tax identification number, and in the event any NETWORKING Account is subsequently removed from NETWORKING in accordance with the provisions of Section 3(b)(v) below, the Firm shall promptly provide Vanguard with a written certification of the tax identification number for such account. Any account with a foreign address must be established manually, rather than through NETWORKING, as additional documentation may be required in connection therewith. In addition, Vanguard reserves the right to reject any account with a foreign address, acceptance of which would violate the terms of Vanguard’s Foreign Investor Policy, as in effect from time to time.

(2)       Written requests for duplicate transaction confirmations and account statements to be sent to an interested party may be made at any time, but are limited to one per NETWORKING Account.

(3)       The Firm agrees that it will register NETWORKING Accounts generally in accordance with the NSCC’s NETWORKING record format. The Firm understands and acknowledges that, due to the fact that Vanguard’s recordkeeping system allows a maximum of 30 characters per line, some compression of registration information may be necessary.

(4)       All NETWORKING Accounts that include special payee address instructions, including ACH, for dividend distributions shall be re-designated by Vanguard for automatic reinvestment of all dividend distributions until appropriate supporting documentation for such special payee address instructions is obtained by Vanguard. All capital gains distributions on shares held in NETWORKING Accounts shall be automatically designated for payment in cash or reinvestment in accordance with the option selected for long-term capital gains.

(5)       New NETWORKING Accounts may not be opened in a Vanguard Fund that is closed to new investors unless the Firm’s underlying client is already invested in such Vanguard Fund. If a new NETWORKING Account is opened in a closed fund despite the prohibition contained in this paragraph, Vanguard shall be authorized to cancel the transaction by means of which the account was opened and terminate the account at any time.

(6)       Each new NETWORKING Account opened by the Firm during the term of this Agreement, whether manually or by means of a NETWORKING or Fund/SERV transmission,

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shall be established and maintained as a Matrix Level 0 Trust Processing account, unless the Firm specifically instructs Vanguard otherwise.

(iv)     Account Maintenance.

(1)       Upon receipt of appropriate instructions from Shareholders, the Firm will provide to Vanguard information for the purpose of account maintenance or modification, including, but not limited to, changes in registration, address changes, changes in ACH instructions, beneficiary changes, disbursement of dividend or redemption proceeds to an un-identically registered bank account or to an address other than the address of record, and transfers of Vanguard Fund shares between un- identically registered NETWORKING Accounts. All changes to NETWORKING Accounts requested in maintenance records transmitted by the Firm to Vanguard will be effected as requested, unless Vanguard has reason to question the authorization for or propriety of any requested change, and the Firm shall be solely responsible for ensuring that all such changes have been authorized by the appropriate Shareholder(s).

(2)       Written requests for duplicate transaction confirmations and account statements to be sent to an interested party may be made or modified at any time, but are limited to one per NETWORKING Account.

(3)       Vanguard will accept changes in Shareholder tax identification numbers via a NETWORKING maintenance record without supporting documentation from the Firm, but in the event the affected NETWORKING Account is subsequently removed from NETWORKING in accordance with the provisions of Section 3(b)(v) below, the Firm shall promptly provide Vanguard with a written certification of such changed tax identification number.

(4)       With regard to election of options such as pre-authorized checks and drafts, ACH transactions, check-writing redemption and systematic withdrawal plans, implementation of such elections may not be made through NETWORKING; accordingly, (A) if such election is the only item on a NETWORKING maintenance record transmitted to Vanguard, the record will be rejected back to the Firm and (B) if such election is transmitted to Vanguard on a maintenance record that includes other items which may be effected through NETWORKING, the record will be accepted and the election(s) will be implemented manually, as additional documentation may be required in connection therewith.

(5)       Any attempt by the Firm to change the NSCC number on a NETWORKING Account shall be rejected back to the Firm.

(v)      Shareholder Instructions Regarding NETWORKING Accounts. Unless otherwise prohibited by law, upon receipt of appropriate instructions from a Shareholder (including instructions originated by the Shareholder and received by the Firm’s Correspondents), the Firm shall promptly execute the Shareholder’s instructions to terminate the maintenance of the Shareholder’s account through NETWORKING; provided, however, that the Firm shall not terminate the maintenance of a Shareholder’s account through NETWORKING unless the Shareholder has paid for all shares of the Vanguard Funds in its NETWORKING Account and the Shareholder has no obligation, arising out of a margin account or otherwise, to the Firm with respect to such shares. In order to terminate the maintenance of a Shareholder’s account through NETWORKING, the Firm shall manually establish a new Matrix Level 0 non-NETWORKING account and request a transfer from the Matrix Level 0 Trust Processed NETWORKING Account to the new Matrix Level 0 non-NETWORKING account. The Firm shall be responsible for complying with Vanguard’s registration guidelines in order to enable Vanguard to assign the correct customer type to such new account for tax reporting purposes.

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(vi)     Tax Compliance and Reporting.

(1)       The Firm, or the Firm’s Correspondents on behalf of the Firm, shall be responsible for obtaining all information necessary in order to assure that all NETWORKING Accounts are established and maintained in compliance with applicable tax laws, rules and regulations. The Firm shall comply in all respects with any and all applicable obligations relating to tax reporting and withholding pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), and shall promptly advise Vanguard or the Vanguard Funds of any matter that may affect the responsibilities of the Vanguard Funds or Vanguard to Shareholders pursuant to the Code. All information that is received by the Firm from the Vanguard Funds or Vanguard for inclusion in Shareholder tax statements relating to a period during which a NETWORKING Account was maintained hereunder shall be reported to Shareholders accurately, completely and in a timely manner. The Firm also agrees to obtain and maintain, and to the extent necessary provide to any Vanguard Fund or Vanguard, for each NETWORKING Account, all forms or documents required by applicable laws, rules or regulations with regard to any of the foregoing for each NETWORKING Account.

(2)       Year-end reallocation notification will not occur through NETWORKING.

(3)       In cases where the Firm is responsible for year-end tax reporting for an account and that account is maintained as a NETWORKING Account for part of a year and as a corresponding non-NETWORKING Account for part of a year; (A) the Firm will perform year-end reporting for that portion of the year during which the account is maintained as a NETWORKING Account and (B) Vanguard will perform year-end tax reporting for that portion of the year during which the account is maintained as a corresponding non-NETWORKING Account, which obligation shall survive the termination of this Agreement.

(4)       B Notices. As the Firm is responsible hereunder for complying with all applicable laws, rules and regulations concerning the proper establishment and continued maintenance of NETWORKING Accounts, including, without limitation, IRS or Code requirements regarding certified tax identification numbers, Vanguard and the Vanguard Funds will not be responsible for compliance therewith, except that each of the Vanguard Funds and Vanguard will use reasonable efforts to notify the Firm in a timely fashion of all B Notices that it receives from the IRS concerning Shareholders’ NETWORKING Accounts. Thereafter, the Firm shall be responsible for follow-up, any notices to Shareholders required under applicable law, rule or regulation and payment of all fines or penalties, which obligation shall survive termination of the Shareholders’ NETWORKING Accounts and this Agreement.

(vii)     Reconciling to Fund Records. The official records of the NETWORKING Accounts shall be those records of the Vanguard Funds and such other records as maintained by Vanguard. For all such NETWORKING Accounts, it is the duty and responsibility of the Firm to reconcile any differences between its records and the Vanguard Funds’ records. The Firm shall be solely responsible and liable for any discrepancies between its records and the records of the Vanguard Funds. The Firm and Vanguard will designate liaison personnel to communicate, control and execute any necessary corrections or reconciliations.

(viii)    Shareholder Confirmations. The Firm agrees that it is solely responsible for issuing Shareholder confirmation statements in a manner consistent with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The Firm agrees with regard to any information it receives from Vanguard or the Vanguard Funds that the Firm is required to report to its clients, it will

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report such information accurately. The Firm further agrees that it will, on behalf of the Vanguard Funds, timely report to Shareholders all information provided to it by Vanguard or the Vanguard Funds required to be reported by the Vanguard Funds on Shareholder confirmation statements.

(ix)      Shareholder Statements. The Firm agrees that it is solely responsible for issuing periodic Shareholder statements. The Firm agrees that with regard to any information it receives from Vanguard or the Vanguard Funds that the Firm is required to report to its clients, it will report such information accurately. The Firm further agrees that it will, on behalf of the Vanguard Funds, timely report to Shareholders all information provided to it by Vanguard or the Vanguard Funds required to be reported by the Vanguard Funds on Shareholder statements.

4.       Conversion Plan. If the Firm, as part of its conversion to NETWORKING, requires that street name house accounts be re-registered into individual accounts, the Firm shall cooperate with Vanguard to establish and implement a mutually acceptable “Conversion Plan,” which shall include the following:

(a)       Conversions of accounts in equity Vanguard Funds shall occur with a current-day trade date and cannot occur on any record date for a distribution.

(b)       Conversions of accounts in daily dividend Vanguard Funds can only occur with a current-day trade date or as of the last business day of the immediately preceding month. If such last business day is a Friday, the Firm must agree to receive the supplemental dividends paid on such accounts after conversion by check and to transmit such dividend payment to Vanguard via Fund/SERV for reinvestment as a purchase on a current-day (not as-of) basis. In such event, the Firm shall be responsible for determining the appropriate allocation of such dividends among Shareholders.

(c)       Each new NETWORKING Account to which a credit transfer is requested by the Firm (a “sub-account credit transfer”) must be a Matrix Level 0 Trust Processing account. If any such “to” account is not a Matrix Level 0 Trust Processing account, such sub-account credit transfer will be rejected back to the Firm.

(d)       Any order for the redemption of shares or exchange out of a Vanguard Fund that is rejected back to the Firm or suspended by Vanguard as a result of the Firm’s conversion to NETWORKING may, in Vanguard’s sole discretion, be accorded a trade date (and corresponding trade price) that is the date of receipt of the order by the Firm (T) if all of the following conditions are satisfied; provided, however, that such processing shall be available only for transactions submitted by the Firm through the second business day following conversion:

(i)       Vanguard calls the Firm not later than 8:30 a.m. Eastern time on T+1 to notify the Firm of the rejection or suspension and of the Firm’s need to resubmit the order on T+1;

(ii)       If deemed appropriate by Vanguard, Vanguard authorizes the Firm to resubmit such order for processing with a trade date of T; and

(iii)       Such order is resubmitted on T+1 via telephone to (888) 809-8106, facsimile to (484) 582-2806 or, if the Firm has entered into a DCC&S VVIF Agreement with Vanguard, NSCC Cycle 12, as the Firm may elect, and in any event is received by Vanguard not later than 10:00 a.m. Eastern time on T+1; alternatively, the Firm may authorize Vanguard to process an adjustment in the Firm’s Account with respect to such order, reflecting a trade date of T.

Notwithstanding the foregoing, Vanguard reserves the right to reject any trade resubmitted on T+1 with an intended trade date (and trade price) of T if Vanguard, in its sole discretion, deems

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such trade to be disruptive or detrimental to the applicable Vanguard Fund. Any trade so rejected will be accorded a trade date of T+1, subject to applicable Large or Qualifying Transaction limitations set forth in the DCC&S VVIF Agreement.

(e)       Orders suspended by Vanguard as a result of the Firm’s conversion to NETWORKING will be settled through the NSCC, and orders rejected back to the Firm as a result of the Firm’s conversion to NETWORKING will be settled in accordance with the manual settlement procedures set forth in the Operating and Contingency Procedures attached to the DCC&S VVIF Agreement.

5.       Transfers from the Firm. In connection with transfers via NETWORKING from the Firm to another firm (a “mass firm-to-firm transfer”), the following rules shall apply:

(a)       The Firm shall be responsible for providing Vanguard with at least 24 hours’ notice of any mass firm-to-firm transfer;

(b)       If the receiving firm does not participate in both Fund/SERV and NETWORKING with Vanguard, or participates in Fund/SERV with Vanguard but does not participate in NETWORKING with Vanguard, the mass firm-to-firm transfer shall be rejected unless the Vanguard account number is provided for the receiving firm (the “to” account”); and

(c)       If the receiving firm participates in both Fund/SERV and NETWORKING with Vanguard, the NETWORKING system shall attempt to process the mass firm-to-firm transfer if either a FIN or a Vanguard account number is provided for the receiving firm, but if neither the FIN nor the Vanguard account number is verified by NETWORKING, the mass firm-to-firm transfer shall be rejected.

6.       Fund Communications. Vanguard shall supply to the Firm upon request reasonably sufficient supplies of current prospectuses, shareholder reports, and proxy statements and related materials for the Vanguard Funds, which the Firm shall furnish or make available where appropriate or required by applicable law to Shareholders.

7.       Contingency Procedures. In the case of any interruption in the transmission or receipt of transactions or instructions through NETWORKING which is not the fault of either Vanguard or the Firm (an “Interruption”), the following procedures will apply:

(a)       Each party will immediately notify the other upon becoming aware of any Interruption; and

(b)       For the duration of any Interruption, the Firm will submit transactions and instructions relating to NETWORKING Accounts to Vanguard in accordance with such contingency procedures as Vanguard may establish from time to time and furnish to the Firm.

8.       Indemnification.

(a)       Vanguard shall indemnify and hold harmless the Firm, each of the Firm’s affiliated companies, and all of the divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing, against and from any and all demands, damages, liabilities and losses, or any pending or completed actions, claims, suits, complaints, proceedings or investigations (including reasonable attorneys’ fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by Vanguard) to which any of them may be or become subject as a result or arising out of (i) any negligent act or omission by Vanguard or its agents relating to NETWORKING, (ii) any breach of Vanguard’s representations or warranties contained in this

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Agreement, (iii) Vanguard’s failure to comply with any of the terms of this Agreement or (iv) the Firm’s acceptance of any transaction or account maintenance information from Vanguard through NETWORKING. Vanguard represents and warrants that at all times it has sufficient financial resources, whether through a fidelity bond or otherwise, to meet all of its indemnification obligations arising under this Agreement.

(b)       The Firm shall indemnify and hold harmless the Vanguard Funds, the Vanguard Funds’ custodians, the Vanguard Funds’ underwriter, the Vanguard Funds’ investment advisers, Vanguard, each of their affiliated companies, and all of the divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing, against and from any and all demands, damages, liabilities and losses, or any pending or completed actions, claims, suits, complaints, proceedings or investigations (including reasonable attorneys’ fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Firm) to which any of them may be or become subject as a result or arising out of (i) any negligent act or omission by the Firm, the Firm’s Correspondents, or their agents relating to NETWORKING, (ii) any breach of the Firm’s representations or warranties contained in this Agreement, (iii) the failure of the Firm or the Firm’s Correspondents to comply with any of the terms of this Agreement or (iv) Vanguard’s acceptance of any transaction or account maintenance information from the Firm through NETWORKING. The Firm represents and warrants that at all times it has sufficient financial resources, whether through a fidelity bond or otherwise, to meet all of its indemnification obligations arising under this Agreement.

(c)       Notice and Opportunity to Defend. If any action, suit, proceeding or investigation is initiated, or any claim or demand is made, against any party indemnified hereunder with respect to which such party (the “Indemnified Party”) may make a claim against any other party thereto (the “Indemnifying Party”) pursuant to this Section 8, then the Indemnified Party shall give prompt written notice of such action, suit, proceeding, investigation, claim or demand to the Indemnifying Party. Thereafter, the Indemnifying Party shall have the opportunity, at its own expense and with its own counsel, to defend or settle such action, suit, proceeding, investigation, claim or demand; provided, however, that: (i) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such action, suit, proceeding, investigation, claim or demand; (ii) the Indemnified Party shall have the right to participate, at its own expense, in the defense of such action, suit, proceeding, investigation, claim or demand and shall cooperate as reasonably requested by the Indemnifying Party in the defense thereof; and (iii) the Indemnifying Party shall not settle such action, suit, proceeding, investigation, claim or demand without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

9.       NSCC Provisions. NSCC rules and procedures relating to NETWORKING shall govern any matter in which any provision contained in this Agreement conflicts with any such NSCC rule or procedure.

10.     Overpayments to the Firm. In the event any overpayment is made to the Firm by Vanguard, the Firm shall promptly repay such overpayment to Vanguard, but in no event more than fifteen (15) days after the Firm receives notice of such overpayment. If any overpayment is not timely repaid to Vanguard, the Firm authorizes Vanguard, the Vanguard Funds or any of their affiliates, to offset any such overpayment against any funds otherwise payable to the Firm for the Firm’s own account by Vanguard, the Vanguard Funds or their affiliates, including, without limitation, commissions and service fees; provided, however, that the Firm shall not be required to repay, out of its own funds, an overpayment forwarded to a Shareholder that is a client of the Firm or the Firm’s Correspondents, and the Firm shall instead provide Vanguard with the name and address of such client, if the overpayment (a) was forwarded to such Shareholder prior to the Firm’s receipt of notice of overpayment and (b) was not the result of an error or other negligent act or omission on the part of the Firm or a Correspondent.

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11.     Termination. Either Vanguard or the Firm may terminate this Agreement by written notice to the other. Commencing from the date of receipt of such notice (the “Notification Date”), Vanguard and the Firm shall proceed with the termination of this Agreement in accordance with the following schedule unless otherwise agreed: (a) the opening of new NETWORKING Accounts shall cease within 30 days of the Notification Date; (b) a plan which sets forth the procedures that must be followed to effect the termination of this Agreement (the “Unwinding Plan”) must be agreed upon by the parties within 60 days of the Notification Date; (c) the Unwinding Plan must be fully implemented within 90 days of the Notification Date; and (d) the Unwinding Plan must be fully completed within 180 days of the Notification Date. The obligations of the parties under Section 8 of this Agreement shall survive any termination hereof with respect to any transactions occurring, or circumstances arising out of any information provided or omitted, or other actions or omissions to act, before the effective date of any termination hereof.

12.     Firm Not Acting as Agent. In the performance of its duties and obligations pursuant to NETWORKING and this Agreement, the Firm shall not act, or be deemed to act, on behalf of or as an agent for the Vanguard Funds, Vanguard or the Vanguard Funds’ principal underwriter.

13.     Right to Inspect. With respect to all transactions transmitted to Vanguard through NETWORKING pursuant to this Agreement, the Firm will maintain records sufficient to document the performance of the obligations of the Firm set forth in this Agreement. The Firm agrees to furnish Vanguard with such information as Vanguard may reasonably request from time to time in order for Vanguard to verify the Firm’s compliance with the provisions hereof (including, without limitation, periodic certifications confirming such compliance and/or the Firm’s furnishing or making available for Vanguard’s inspection records sufficient to document the Firm’s compliance with this Agreement).

14.     Assignment. Neither Vanguard nor the Firm may assign this Agreement without the prior written consent of the other, and any attempted assignment without such consent shall be null and void; provided, however, that a change in control of either party shall not constitute an assignment of this Agreement.

15.     Authorization of Agreement. Each party hereby represents and warrants to the other that it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and that this Agreement has been duly executed and delivered by an authorized representative of such party and constitutes its legal, valid and binding obligation, enforceable against such party in accordance with its terms.

16.     Headings; Entire Agreement. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement, including any document explicitly incorporated herein by reference and any written supplemental agreement between Vanguard and the Firm, shall contain the full understanding of the parties with respect to the subject matter hereof and shall supersede any other previous agreement or understanding of the parties relating thereto; provided, however, that unless specifically modified herein, the provisions of the Fund/SERV Agreement remain in full force and effect. No alteration or modification of any of the provisions hereof shall be binding unless in writing and signed by duly authorized representatives of Vanguard and the Firm. Neither the course of conduct between the parties nor trade usage shall act to modify or alter the provisions of this Agreement.

17.     Governing Law. This Agreement shall be governed by and its provisions construed in accordance with the laws of the Commonwealth of Pennsylvania.

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18.      Severability. If any provision of this Agreement is held to be invalid, the remaining provisions hereof shall continue to be valid and enforceable.

19.      Notice. Any notice required or permitted hereunder shall be in writing and shall be given by personal service, mail, telex or facsimile to the other party at its address set forth below (or such other address as a party may specify by written notice to the other). Notice shall be effective upon receipt if by mail, on the date of personal delivery (by private messenger, courier service or otherwise), or upon receipt of telex or facsimile, whichever occurs first, at:

Vanguard:	100 Vanguard Boulevard, 221

Malvern, PA 19355

Attention: Department Head, Financial Advisor Services Operations

Fax No.: (484) 582-4814

Firm:	Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, MA 01111

Attention:

Telephone:

Facsimile:

20.      Waiver. The failure of a party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing signed by the waiving party.

21.      Anti-Money Laundering Policies. To the extent applicable, the Firm agrees to comply with all money laundering rules, regulations and government guidance, including but not limited to, cash and suspicious activity reporting and recordkeeping requirements, as well as creation and implementation of policies, procedures and internal controls in order to ensure compliance. The Firm agrees that it will take reasonable steps to monitor investor transactions to identify currency, cash equivalents, possible money laundering and other suspicious activity and to report to government authorities reportable currency transactions, and where appropriate, suspicious activity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers as of the date first written above.

THE VANGUARD GROUP, INC.

/s/ Matthew J. Thomas
By:	Matthew J. Thomas
Title:	FAS Department Head

FIRM:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Philip Michalowski
By:	Philip Michalowski
Title:	Head of Annuity Product

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